

03054880

SECURITI... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 046927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Honey Creek Corporate Center, 125 South 84th Street, Suite 140
(No. and Street)

Milwaukee	Wisconsin	53214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lauren Toll (414) 257-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 East Main Street, Suite 100	Waukesha	Wisconsin	53186-3902
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lauren Toll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Capital Management, Inc., as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOEL HASSLER
Exp. 8/10/03
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charter Capital Management, Inc.

Annual Report

April 30, 2003

Table of Contents



WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A., C.M.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
SHANNON M. ROSZAK, C.P.A.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

Independent Auditor's Report

June 11, 2003

Board of Directors
Charter Capital Management, Inc.
One Honey Creek Corporate Center
125 South 84th Street, Suite 140
Milwaukee, Wisconsin 53214

Board of Directors:

We have audited the accompanying balance sheets of Charter Capital Management, Inc., as of April 30, 2003 and April 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Capital Management, Inc. as of April 30, 2003 and April 30, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co. S.C.

Walkowicz, Boczkiewicz & Co., S.C.

Charter Capital Management, Inc.
Balance Sheets
April 30, 2003 and 2002

Assets

	2003	2002
Current assets:		
Cash	$ 46,057	$ 30,555
Commissions receivable	13,302	10,335
Prepaid taxes	-	2,356
Total Current Assets	59,359	43,246
Property and Equipment:		
Computer equipment	17,182	18,138
Office furniture, fixtures, and equipment	8,957	8,957
Total Property and Equipment	26,139	27,095
Less: accumulated depreciation	(18,091)	(18,266)
Net Property and Equipment	8,048	8,829
Other Assets:		
Investments	16,300	16,300
Allowance for Change in Value of Investments	(6,700)	-
Total Other Assets	9,600	16,300
Total Assets	$ 77,007	$ 68,375

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Balance Sheets
April 30, 2003 and 2002

Liabilities and Stockholder's Equity

	2003	2002
Current Liabilities:		
Accounts payable	$ 24	$ 595
Accrued payroll taxes	4,010	4,157
Total Current Liabilities	4,034	4,752
Stockholder's Equity:		
Common stock	25	25
Paid in capital	14,321	2,321
Retained earnings	65,327	61,277
Accumulated other comprehensive income:		
Unrealized loss on securities	(6,700)	-
Total Stockholder's Equity	72,973	63,623
Total Liabilities and Stockholder's Equity	$ 77,007	$ 68,375

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Income
For the Years Ended April 30, 2003 and April 30, 2002

	2003	2002
Revenue:		
Advisory Fees	$ 180,428	$ 213,420
Commissions	140,087	98,990
Total Revenue	320,515	312,410
Expenses:		
Commissions, other compensation and related benefits	233,524	233,048
Communications	7,182	6,582
Occupancy	41,125	45,757
Other operating expenses	34,422	29,687
Total Expenses	316,253	315,074
Net income (loss) from operations	4,262	(2,664)
Other Income (Expense):		
Interest income	15	75
Loss on disposal of assets	(227)	(1,482)
Total Other Income (Expense)	(212)	(1,407)
Net income (loss) before income tax provision (benefit)	4,050	(4,071)
Tax provision (benefit)	-	(5,343)
Net Income	$ 4,050	$ 1,272

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statement of Changes in Stockholder's Equity
For the Years Ended April 30, 2003 and April 30, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, April 30, 2001	$ 25	$ 2,321	$ 60,005	$ -	$ 62,351
Net Income	-	-	1,272	-	1,272
Balance, April 30, 2002	25	2,321	61,277	-	63,623
Change in Unrealized Loss on Securities	-	-	-	(6,700)	(6,700)
Additional Captial Contribution	-	12,000	-	-	12,000
Net Income	-	-	4,050	-	4,050
Balance, April 30, 2003	$ 25	$ 14,321	$ 65,327	$ (6,700)	$ 72,973

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2003 and April 30, 2002

	2003	2002
Cash Flows From Operating Activities:		
Net Income	$ 4,050	$ 1,272
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used in) Operating Activities:		
Loss on disposal of assets	227	1,482
Depreciation	2,894	3,563
(Increase) decrease in assets:		
Commissions receivable	(2,967)	7,136
Prepaid taxes	2,356	(2,356)
Increase (decrease) in liabilities:		
Accounts payable	(571)	500
Accrued income taxes	-	(4,754)
Accrued payroll taxes	(147)	(295)
Net Cash Provided by Operating Activities	5,842	6,548
Cash Flows from Investing Activities:		
Purchase of fixed assets	(2,340)	-
Net Cash Used in Investing Activities	(2,340)	-
Cash Flows from Financing Activities:		
Additional paid in capital	12,000	-
Net Cash Provided by Financing Activities	12,000	-
Net Increase in Cash	15,502	6,548
Cash - Beginning of year	30,555	24,007
Cash - End of year	$ 46,057	$ 30,555

Supplementary Disclosures of Cash Flow Information:

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2003 and April 30, 2002

	2003	2002
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$0	$4,712

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Notes To Financial Statements
April 30, 2003 and April 30, 2002

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over five and ten year periods.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees that are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees. Management's estimate of unearned fees and prepaid salaries at April 30, 2003 and April 30, 2002, is approximately $22,700 and $24,700, respectively, which management believes is not material to the fair presentation of the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investments and Allowance for Unrealized Losses

Investments are recorded at fair value in accordance with FASB 115 requirements. FASB 115 requires a separate accounting of the difference between the cost and the current fair value. The Company classified its investment securities as "available for sale" and has charged the unrealized losses to a separate component of stockholder's equity. As of April 30, 2003, the allowance for unrealized losses was $6,700, and at April 30, 2002, the securities had not yet started trading, so the cost method was used.

Charter Capital Management, Inc.
Notes To Financial Statements
April 30, 2003 and April 30, 2002

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2003, the Company's net capital and required net capital were $52,440 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 7.69%.

Note 3 - Capital Stocks

Capital stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended April 30, 2003. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2003 and April 30, 2002

	2003	2002
Net Capital Computation		
Stockholder's equity at year end	$ 72,973	$ 63,623
Deductions:		
Nonallowable assets:		
Prepaid taxes	-	(2,356)
Nonallowable receivables	(8,239)	(189)
Net property and equipment	(8,049)	(8,829)
Securities not readily marketable	(3,300)	(16,300)
Haircuts on security positions	(945)	-
Net Capital	$ 52,440	$ 35,949
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 269	$ 317
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 4,034	$ 4,752
Aggregate Indebtedness	$ 4,034	$ 4,752
Percentage of Aggregate Indebtedness to Net Capital	7.69%	13.22%

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2003 and April 30, 2002

	2003	2002
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of April 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 52,440	$ 35,950
Decrease in equity from income statement	-	(1)
Net Capital Per Above	$ 52,440	$ 35,949

The accompanying accountant's report and notes to financial statements are an integral part of these statements.


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A., C.M.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
SHANNON M. ROSZAK, C.P.A.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

To the Board of Directors,
Charter Capital Management, Inc.

In planning and performing our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Charter Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2003, and this report does not affect our report thereon dated June 11, 2003. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at April 30, 2003, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Waltoning, Bogley & Co. S.C.

Waukesha, Wisconsin
June 11, 2003